FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For December 27, 2006
Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.
(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X                            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                      No         X

This Form 6-K consists of:

‘‘Northwestern Mineral Ventures Inc. (‘‘Northwestern’’) (TSXV: NWT; OTCBB: NWTMF) is pleased to announce the signing of a definitive agreement with Yamana Gold Inc. (‘‘Yamana’’) (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) covering its silver-gold Picachos Project in Durango, Mexico. Under the terms of the agreement, Northwestern has the right to acquire a direct 70% interest in the 19,000-acre (7,700-hectare) property portfolio. Northwestern will act as operator of the project.

Under the terms of the definitive agreement, Northwestern must invest US$3,000,000 in exploration over three years and make cash payments in installments totaling US$400,000 to acquire 70% ownership of Picachos. The cash installments include an initial US$100,000 payment, which was remitted upon signing of the definitive agreement. Northwestern will issue 1,000,000 common shares to Yamana over a three-year period, including 400,000 shares to be issued within 30 days and which are subject to a four-month hold period from the issue date. The remaining shares will be issued in stages and will be subject to all required regulatory hold periods. Northwestern previously announced the signing of a revised Letter of Intent with Yamana in a press release dated July 12, 2006.’’

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: December 27, 2006